United States securities and exchange commission logo





                              June 15, 2022

       Vadim Mats
       Chief Executive Officer
       The NFT Gaming Company, Inc.
       101 Eisenhower Parkway, Suite 300
       Roseland, NJ 07068

                                                        Re: The NFT Gaming
Company, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 16,
2022
                                                            CIK No. 0001895618

       Dear Mr. Mats:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2022 letter.

       Draft Registration Statement on Form S-1 filed on May 16, 2022

       Capitalization, page 36

   1. Please update the Capitalization and Dilution disclosures to reflect the most recent balance sheet information.
 Vadim Mats
FirstName  LastNameVadim
The NFT Gaming   Company,Mats
                         Inc.
Comapany
June       NameThe NFT Gaming Company, Inc.
     15, 2022
June 15,
Page 2 2022 Page 2
FirstName LastName
Business, page 44

2.       We note your response to comment 6 and have the following additional comments:
             The revised disclosure indicates that you may hold
cryptocurrencies   . Please clarify
            whether you intend to hold crypto assets other than Bitcoin and Ether and, if so, which ones. For example it appears that you will need to hold MATIC tokens to transact on the Polygon network.
             We note your disclosure that KYC and AML requirements are applicable to your business because the crypto assets you will issue, acquire or hold are not securities.
            Please add risk factor disclosure regarding the implications in regards to such requirements if the crypto assets you will issue, acquire or hold are determined to be securities. Please also expand your discussion to address your use of a third-party payment processor.
3. We note your response to prior comment 8. Please revise your disclosure to indicate the anticipated timeline and expenditures for these events.
4.       We note your response comment 14 and have the following additional comments:
             Please clarify whether the NFTs will be sold before the platform is initially launched with live games in which the NFTs can be used.
             Please clarify whether the NFTs could represent something more than merely digital gaming items. For example, could the NFTs unlock content, features or functionality of games, or provide access to certain games or other content?
             Please clarify what you mean by the statement    All NFTs will
only be sold for value
            in-game on the Platform at a low price point compared to the current market prices.
            In this regard it is not clear the relevance of a    market price
 for an asset that is
            characterized as unique and has not yet been sold.
             Please explain in greater detail what you mean by the statement The initial royalty fee for all minted NFTs will be set to a fixed rate at the market standard (i.e.
            approximately 5-10%) and the Company will reserve the right to vary such rate over time for subsequent NFTs depending on supply and demand factors and provide
            examples illustrating the circumstances under which the royalty fee would be changed. In addition, please expand your legal analysis to address
the company   s
            incentives in regards to resales of NFTs given the royalty fees (i.e., the interests of the company appear to be aligned with holders of the NFTs to increase the value of the NFTs).
             We note the disclosure that the NFTs will be able to be utilized across the network of games available on your platform. We also note the disclosure that you intend to expand the functionality of your platform through the adoption and implementation of new technologies, as well as to implement other features to expand your market share, and that revenues generated through the NFTs likely will be used, at least in part, to fund such efforts. Please revise your legal analysis to address the impact of your efforts to further develop and enhance the platform on the value of the NFTs.
 Vadim Mats
FirstName  LastNameVadim
The NFT Gaming   Company,Mats
                         Inc.
Comapany
June       NameThe NFT Gaming Company, Inc.
     15, 2022
June 15,
Page 3 2022 Page 3
FirstName LastName
Unaudited Condensed Financial Statements March 31, 2022
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-17

5. We note on page 45 several anticipated sources of revenue including the sale of NFTs to your gamers which you believe will be the principal source of your revenue. With respect to each source of revenue, please provide comprehensive revenue recognition policy disclosure including a detailed description of your performance obligations, the identity of your customers, and the timing of recognition, and advise us. Please provide citations to the supporting accounting literature in your response to us.
6. We note you will accept Bitcoin and Ethereum as a form of payment for purchases on the
         Platform. Please provide comprehensive accounting policy disclosure to explain how you intend to account for these payments and advise us. Also disclose how you intend to account for any holdings of Bitcoin and Ethereum.
General

7. We note your response to comment 15, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.
        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Matthew Derby, Staff Attorney, at 202-551-3334 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Richard Friedman